April 15, 2010

VIA EDGAR

Larry Spirgel, Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Lenco Mobile Inc. Registration Statement on Form 10 File Number 000-53830

Ladies and Gentlemen:

Lenco Mobile Inc., a Delaware corporation (the "Company"), has written this letter in response to the comments set forth in the comment letter of the staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") dated February 4, 2010 (the "Comment Letter") relating to the above-referenced Registration Statement on Form 10 filed on November 9, 2009, and amended on November 18, 2009, December 16, 2009, January 7, 2010 and February 18, 2010 (the "Form 10").  The Company has further amended the Form 10 in response to the Staff's comments, and is concurrently filing a Form 10/A (the "Form 10/A")  that reflects these revisions.

For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter.

General

1.
Please note that your Form 10 became automatically effective by lapse of time 60 days after the date filed pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934.  After your Form 10 became effective, you became subject to the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934.  However, we will continue to review your filing until all of our comments have been addressed.

U.S. Securities and Exchange Commission
Division of Corporation Finance
April 15, 2010

Response:

We note that the Company is subject to the reporting requirements under Section 13(a) of the Securities Exchange of 1934.  The Company has undertaken to comply with the reporting requirements.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 48

Revenue Generation. page 49

2.
For Software Revenue, please revise to disclose the specific timing for your revenue recognition.  Please do not use-generalizations as quoted in the accounting literature.  Address the specific revenue recognition and timing of recognition as it relates to the services that you provide.

Response:

We have revised our disclosure in the Form 10 each place where this disclosure appears.

Item 5. Directors. Officers and Management. page 62_

3.
We note your response to prior comment 5 from our letter dated January 14, 2010.  Please revise your disclosure on page 62 to correct the reference to Mr. Hill entering into a stipulated judgment and order with the SEC in November 2009.

Response:

We have corrected the reference to refer to the FTC, not the SEC.

Financial Statements

Note I — Organization and Significant Accounting Policies, page F-7

4.
We note your response to prior comment 7 from our letter dated January 14, 2010.  It appears to us that this transaction should not be accounted for as a reverse merger since you issued cash to acquire Capital Supreme (Pty) Ltd. and did not issue equity interests.  Further, it appears that Mr. Levinsohn took over as the executive officer and sole director of Lenco Mobile prior to the acquisition of Capital Supreme (Pty) Ltd., and immediately after the acquisition the board and management were split evenly.  As such, you should revise your financial statements to reflect this transaction as a purchase of the business of Capital Supreme (Pty) Ltd. at the date of acquisition.

U.S. Securities and Exchange Commission
Division of Corporation Finance
April 15, 2010

Response:

We have revised the financial statements and the disclosure in the Form 10 as requested.  At the Staff’s request, we are including the revised financial statements for the nine month period ended September 30, 2009 in the Form 10/A.  We are also filing an annual report on Form 10-K which includes our financial statements for the year ended December 31, 2009.

Note 14— Subsequent Events. page F-22

5.
We refer to your response to prior comment 8 from our letter dated January 14, 2010.  Please note that since you have filed a Form 10 (initial registration statement) you may not evaluate significance using your pro forma financial information rather than historical pre-acquisition financial statements. Accordingly, please file the audited financial statements for your acquisition of Simply Ideas, LLC since it is significant to your historical financial statements.  Also provide the pro forma financial statements for this acquisition.

Response:

We have included in the Form 10/A the audited financial statements for our acquisition of Simply Ideas, LLC and the pro forma financial information relating to our acquisition of Simply Ideas, LLC.

Note 7— Common Stock, page F-40

6.
We note that on May 18, 2009 you issued 10,000,000 and 350,000 shares of your common stock upon conversion of 200 and 7 shares of Series B preferred stock. As such, it appears that you had Series B preferred stock outstanding at December 31, 2008.  Please revise your financial statements for the year ended December 31, 2008 to reflect the Series B preferred stock.  Your revision should not only be reflected in the face of the financial statements but should also include a footnote describing the terms of the preferred stock and its conversion feature.  In addition, your consolidated statement of cash flows for the nine months ended September 30, 2009 should also show this conversion as a non-cash financing activity.

Response:

We have included the additional disclosure in our balance sheet, statement of cash flows and in the footnotes to our financial statements.

Note 11 - Subsequent Events, page F-41

7.
We note your new disclosure on pages F-41 and F-29 showing the fair value of the purchased assets from the Superfly Advertising, Inc. acquisition and the Simply Ideas, LLC acquisition.  We also note that many of those assets do not have an amortization period or state that they are indefinite. For all of your fixed assets and intangible assets, please state the amortization period or state that the asset is indefinite-lived.  If the asset is indefinite-lived, such as your websites and domain names, please tell us why.  Refer to your basis in accounting literature and tell us how you considered ASC 805-20.

U.S. Securities and Exchange Commission
Division of Corporation Finance
April 15, 2010

Response:

We have adjusted the footnotes to clearly illustrate the amortization periods for all fixed and intangible assets.

In regards to indefinite-lived assets, such as websites and domains, the acquiree’s contractual rights to the domain names can be extended indefinitely with re-registration at immaterial cost, and with no risk of obsolescence. “Owning” a domain names is considered  similar  in nature to owning real estate (except that domain names and websites do not experience any degradation as happens with a physical building), and these assets are often referred to as “virtual real estate” by industry participants. Furthermore, the realization of value from these assets lies in a sale of the asset, not from cash flows obtained during ownership of the assets, thus commercial or operating risk is negligible. We also feel that the opinion and work of our independent valuation experts that performed the valuations of Superfly Advertising and Simply Ideas have significant company experience in the internet space and it was their recommendation to use indefinite lives on certain domains and websites.  As such, we believe that the useful life of websites and domain name assets are not finite and in accordance with the standard prescribed in ASC 350-30-35-1 are not therefore eligible for amortization.

*           *           *           *

On behalf of the Company, I hereby confirm that (a) the Company is responsible for the adequacy and accuracy of the disclosure in the filing, (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing and (c) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at (805) 308-9199 or our counsel James A. Mercer III at (858) 720-7469 with any questions or further comments you may have regarding this filing or the responses above.

Sincerely, /s/ Michael Levinsohn Michael Levinsohn Chief Executive Officer

cc:	Inessa Kessman, Senior Staff Accountant Scott Hodgdon, Staff Attorney James A. Mercer III, Esq. (via email) Randal E. Gruber, CPA (via email)